Exhibit 99.2

Heritage Commerce Corp Raises Quarterly Cash Dividend 60% to $0.08 Per Share

San Jose, California – January 26, 2015 – **Heritage Commerce Corp (Nasdaq:HTBK),** today announced that its Board of Directors increased the quarterly cash dividend 60% to $0.08 per share, from $0.05 per share, to holders of common stock and Series C Preferred Stock (on an as converted basis). The dividend will be payable on February 25, 2015, to shareholders of record on February 10, 2015.

"As a result of our strong performance over the last year, we are pleased to increase our quarterly dividend 60% to $0.08 per share. Cash dividends are one way to create shareholder value, and we appreciate the loyalty of our shareholder base," said Walter Kaczmarek, President and Chief Executive Officer. "With momentum from 2014 and the fourth quarter addition of Bay View Funding to our team, we are excited and optimistic about 2015."

Heritage Commerce Corp, a bank holding company established in February 1998, is the parent company of Heritage Bank of Commerce, established in 1994 and headquartered in San Jose with full-service branches in Danville, Fremont, Gilroy, Hollister, Los Altos, Los Gatos, Morgan Hill, Pleasanton, Sunnyvale, and Walnut Creek. Heritage Bank of Commerce is an SBA Preferred Lender. Bay View Funding, a subsidiary of Heritage Bank of Commerce, is based in Santa Clara and provides business‑essential working capital factoring financing to various industries throughout the United States. For more information, please visit www.heritagecommercecorp.com.

Member FDIC